March 2, 2007

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

U. S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

United States of America

Re:                       Rostelecom OJSC (the “Company”)
Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”)
Filed June 30, 2006
File No. 1-14748
Response to comment letter dated February 8, 2007

Dear Mr. Spirgel:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated February 8, 2007.

International Tariffs, page 47

1.                                       Please refer to prior comment 2. We note from your response that you have business contacts with Cuba, Iran, North Korea, Sudan and Syria. Please expand your materiality analysis to address the potential impact upon the reputation and share value of these business contacts in light of investor sentiment underlying the legislative and other actions cited as examples in our prior comment.

Response

We have assessed the materiality of our incidental contacts with the countries cited in your letter of February 8, 2007, in connection with our International Long Distance (ILD) services.  We have considered, in particular, the legislative and other actions by states cited in your previous letter.  We continue to believe that our limited contacts with the countries mentioned in your letter are not material to investors and do not have a material effect on share value or the reputation of our company.  We reach this conclusion for the reasons set out below.

                First, as we explained in our prior letter, the revenues derived from calls to the countries cited in your letter are extremely small.  See the data cited in our previous letter.

                Second, neither Russian law nor the law of any other country prohibits or restricts telecommunications to the countries cited in your letter.  This absence of regulation reflects a general policy that persons should be able to engage in communications with individuals in all other countries.  This policy is reflected in the U.S. export control laws, which specifically exempt communications with individuals in other countries even if there is a bar on engaging in commercial transactions with persons in those countries.  See, for example, 31 C.F.R. § 560.210(a), which exempts telephonic and other communications from the bar on transactions with Iran as long as the communications themselves do not involve transfers of something of value.

                Third, U.S. law recognizes that companies that provide ILD services must have limited contacts with countries in order to provide such services.  For this reason, U.S. export control laws include exemptions for transactions incident to transmitting telecommunications.  See, for example, the Department of Treasury regulations restricting transactions with entities in Iran.  Despite the general bar on transactions with entities in Iran, these regulations provide that “[a]ll transactions of common carriers incident to the receipt or transmission of telecommunications…between the United States and Iran are authorized…”  31 C.F.R. § 560.508.  Similar regulations can be found at 31 C.F.R. § 515.542 regarding Cuba, 31 C.F.R. § 538.512 regarding Sudan, and 31 C.F.R. § 500.571 regarding North Korea.  There is no general bar on providing services to entities in Syria.

                As we noted in our previous letter, the nature of ILD services does not permit companies offering those services to choose the countries to which or from which customers can place their calls.  Consequently, our experience is that investors assume that companies offering ILD services must have some incidental contacts with countries throughout the world in order to offer such services to their customers.  For example, we have reviewed the risk factor disclosures by two U.S. telecommunications companies that provide ILD services, Verizon and AT&T.  Neither 10-K includes risk factors relating to the provisions of calls to the countries cited in your letter even though both companies appear to facilitate calls to and from all these countries.(1)  We assume that, if these kinds of incidental contacts are not material to investors in U.S. companies, they are even less likely to be material to investors in non-U.S. companies, such as ours.

                Finally, we do not interpret the state legislation and other actions cited in your letter to reflect sentiment among investors, or among the general public, that providing telecommunication services to the countries cited in your letter is objectionable or damaging to the reputation of the company providing these services.  None of the statutes or other state actions, including the administrative guidance documents, makes any reference to telecommunication services.  All of these state actions appear designed to complement federal policy in this area.  We believe it is highly unlikely that state legislatures intended to discourage actions that are expressly permitted by U.S. law.

(1)             A review of the portions of the companies' websites detailing available international long-distance calling plans indicates calling rates for all five countries cited in your letter.  While the rates for individual countries vary depending on the selected international calling plan, the websites clearly indicate that telecommunications services to each country are available under both residential and business plans.  See, e.g.,
https://www22.verizon.com/ForYourHome/sas/sas_localplans.aspx;
http://www.shop.att.com/wrapper?&portal=shopatt&product=shopatt_aisp&service=international&bannerid=NTD010TXTHP

                We appreciate your comments and believe that the above explanations respond to your questions in full. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Roman A. Frolov

Roman A. Frolov
Chief Accountant (CFO)

Copies to:

Nicole Holden

Dean Suehiro